Exhibit 99.(d)(4)

TERMINATION OF INVESTMENT ADVISER
FEE WAIVER AGREEMENT

This Termination of the Investment Adviser Fee Waiver Agreement (the “Termination Agreement”) made as of December 31, 2016 (the “Effective Date”) between CAVANAL HILL FUNDS, formerly known as American Performance Funds, a Massachusetts business trust (the “Trust”) and CAVANAL HILL INVESTMENT MANAGEMENT, INC., an Oklahoma corporation (the “Adviser”), to that certain Investment Adviser Fee Waiver Agreement, dated December 31, 2010, between the Trust and Adviser (as amended and in effect on the date hereof, the “ Waiver Agreement”). All capitalized terms used but not defined herein shall have the meanings given to them in the Agreement.

WHEREAS, the Trust is registered as an open-end, management investment company under the Investment Company Act of 1940 (the “1940 Act”), as amended, that consists of nine separate funds (the “Funds”) offered in various classes (the “Classes”) as of the date hereof;

WHEREAS, the Adviser serves as adviser for the Trust pursuant to that certain Investment Advisory Agreement dated May 12, 2001, between the Trust’s and the Adviser’s predecessors in interest (the “Investment Advisory Agreement”);

WHEREAS, the Adviser and the Trust have entered into an amendment of the Investment Adviser Agreement whereby the advisory fees paid to the Adviser have been contractually lowered, rendering the Waiver Agreement no longer necessary;

WHEREAS, the Waiver Agreement no longer being necessary, the Trust and Adviser wish to terminate it; and

NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and promises hereinafter contained and for good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Trust and Adviser hereby agree as follows:

1.             Termination.

The Waiver Agreement is terminated on the Effective Date of this Termination Agreement, which shall also be the effective date of the amendment to the Investment Advisory Agreement that reduces the advisory fees paid to the Adviser by the Trust.

2.             Representations and Warranties.

(a)             The Trust represents that it has full power and authority to enter into and perform this Termination Agreement.

(b)             Adviser represents that it has full power and authority to enter into and perform this Termination Agreement.

3.             Future Waivers.

This Termination Agreement shall not limit or control any future decision by the Adviser to grant a voluntary waiver to any of the Funds.

4.             Interpretation.

Nothing herein contained shall be deemed to require the Adviser, the Trust or any Fund (or Class) to take any action contrary to the Trust’s Declaration of Trust or Bylaws, each as in effect from time to time, or any applicable statutory or regulatory requirement, including without limitation any requirements under the 1940 Act, to which it is subject or by which it is bound, or relieve or deprive the Trust’s Board of Trustees of its responsibility for or control of the conduct of the affairs of the Trust of the Funds.

5.             Miscellaneous.

(a)             Paragraph headings in this Termination Agreement are included for convenience only and are not to be used to construe or interpret this Termination Agreement.

(b)             This Termination Agreement may be executed in counterparts, each of which shall be an original but all which, taken together, shall constitute one and the same agreement.

*             *             *             *             *

IN WITNESS WHEREOF, the parties hereto have caused this Termination Agreement to be duly executed on the day and year first above written.

CAVANAL HILL FUNDS

/s/ James L. Huntzinger
By:	James L. Huntzinger
Title:	President

CAVANAL HILL INVESTMENT MANAGEMENT, INC.

/s/ J. Brian Henderson
By:	J. Brian Henderson
Title:	President